 November 17, 2006

VIA EDGAR

Ms. Barbara Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:
Interactive Intelligence, Inc.
Registration Statement on Form S-3 filed October 19, 2006
File No. 333-138085

Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended June 30, 2006
Forms 8-K filed April 25, July 25 and October 23, 2006
File No. 0-27385

Dear Ms. Jacobs:

On behalf of Interactive Intelligence, Inc. (the "Company"), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the "Commission"), this response to the Commission's comment letter dated November 2, 2006 relating to the Company's Registration Statement on Form S-3, Form 10-K and other Exchange Act filings.

For the sake of convenience, we have reproduced each comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission's comment letter and did not change the references to page numbers contained in your comments.

Registration Statement on Form S-3

1.	Comment: Please note that the below comments on your reports must be resolved prior to the date of effectiveness of this registration statement.

Response: We understand this and agree.

Form 10-K for the Year Ended December 31, 2005

Critical Accounting Policies and Estimates

2.	Comment: Tell us what consideration you have given to including a discussion of your policies for accounting for income taxes and stock-based compensation within this section.

Response: Interactive Intelligence, Inc. was founded in 1994. From that period through 2003, the Company reported net losses and therefore no federal income taxes were paid. For the year ended December 31, 2004, the Company did report net income, but still had taxable losses for the year due to book to tax differences. For the year ended December 31, 2005, the Company once again reported net income and did have a small taxable income, which was offset by the large accumulated net operating losses. Because of the history of taxable losses, as of December 31, 2005, the Company maintained a full valuation allowance for the deferred tax assets resulting from our tax loss and other credit carry-forwards. We concluded that as of December 31, 2005, it was more likely than not that the deferred tax assets would not be realized. Because of this, as of December 31, 2005, the Company did not feel that accounting for income taxes qualified as a Critical Accounting Policy and Estimate. Over the course of the first three quarters of 2006, our operating results have shown significant improvement such that we now believe that it is more likely than not that a portion of our deferred tax assets will be realized. Accordingly, for the three months ended September 30, 2006, the Company recorded a $5 million tax benefit to record the reversal of a portion of its valuation allowance previously established for the deferred tax assets. Because of these developments, the Company now believes that accounting for income taxes is a Critical Accounting Policy and Estimate and has included it as such in the Form 10-Q for the quarter ended September 30, 2006 and will continue to include it in future periodic filings. Exhibit A attached to this letter sets forth the disclosure that we included in such Form 10-Q in response to this comment.

We did not consider stock-based compensation to be a Critical Accounting Policy and Estimate as of December 31, 2005. Prior to January 1, 2006, we accounted for stock-based compensation pursuant to APB Opinion No. 25. Under APB Opinion No. 25, we did not record any compensation expense because the exercise price for options was equal to the fair value of the stock on the grant date. Upon the adoption of FAS 123R on January 1, 2006, we agree that accounting for stock-based compensation should be a Critical Accounting Policy and Estimate. Accordingly, we have included stock-based compensation as a Critical Accounting Policy and Estimate in our Form 10-Q filing for the quarter ended September 30, 2006 and will continue to include it in future periodic filings. Exhibit B attached to this letter sets forth the disclosure that we included in such Form 10-Q in response to this comment.

Financial Statements

Note 1 — The Company and Significant Accounting Policies

Revenue Recognition, page 41

3.
Comment: In your discussion of results of operations on pages 27 and 30 we note your discussion of the potential for acceleration of revenue recognition for arrangements containing perpetual licenses compared to term licenses. You attribute the increase in product revenues between 2003 and 2004 “mainly” to your offering of perpetual licenses beginning in 2004 (page 30). Your disclosures on page 27 also suggest that the significant increase in product revenues in the fourth quarter of 2005 may have been a result of this new recognition model. With regard to your accounting policies for recognition of revenue from perpetual licenses, tell us

•  when and by what method you established VSOE for the various elements of your perpetual license arrangements (i.e., explain why you believe that the PCS renewal rate is substantive); and

•  the amount of perpetual license revenue recognized in each period, by quarter.

Response: Prior to 2003, we did offer perpetual licenses to customers; however, the majority of our arrangements were term licenses rather than perpetual licenses.

In most cases, our perpetual license arrangement only includes a perpetual software license and first year post-contract customer support (PCS). However, certain perpetual arrangements also may include professional services, training and hardware. VSOE, or objectively verifiable evidence of fair value, for each of these elements is determined as follows:

a.  First year bundled PCS: We provide one year of bundled PCS for virtually all perpetual license arrangements. For initial arrangements, we provide PCS for one year beginning on the earlier of: (i) the download of license keys; (ii) the first call for support; or (iii) beginning six months after the order date. We determine VSOE for the PCS portion of the arrangement based on renewal rates for PCS in year two as stated in the arrangements pursuant to paragraph 57 of SOP 97-2. These renewal rates are generally stated as a percentage of the stated license fee in each arrangement and the majority of our renewal rates range from 15% to 18% of the stated license fee. We believe and have concluded that the renewal rates stated in our contracts are substantive provided that the rates are consistent with our normal pricing practice for similar customers receiving the same level of service. Initial arrangements include up to six months of implied PCS. We allocate and defer from the initial fee an amount equal to 18 months of PCS based on the VSOE for annual PCS for that arrangement. For follow-on licenses to a current customer of a software product, we allocate and defer the VSOE of 12 months of PCS from the follow-on fee, as there is no implied PCS for follow-on licenses.

b. Professional services: We determine VSOE of professional services based on hourly rates charged when we provide professional services on a stand-alone basis. We frequently have customers who contract with us for follow-on professional services and we utilize these rates to determine VSOE.

c. Training services: Similar to professional services, we determine VSOE of training based on rates charged when we sell training on a stand-alone basis.

d. Hardware: The majority of the hardware included in our bundled arrangements are servers, handsets and gateways. Pursuant to EITF 03-5, we typically do not consider our software to be essential to the functionality of the hardware. This hardware is therefore excluded from the scope of SOP 97-2 and we apply the guidance in EITF 00-21 to determine whether the hardware represents a separate unit of accounting. We allocate consideration received based on third-party evidence of fair value. We do have two hardware products that we do consider to be software related because the software is essential to the hardware’s functionality pursuant to EITF 03-5. Sales of these two specific hardware items are considered within the scope of 97-2 and the entire contract is deferred until the hardware is delivered and all other revenue recognition criteria are met.

As requested, the information below represents our perpetual license revenues recognized by quarter.

Quarter	Perpetual Revenues (000’s)
Q1 2003	$2,653
Q2 2003	477
Q3 2003	484
Q4 2003	1,474
Q1 2004	2,818
Q2 2004	3,172
Q3 2004	3,273
Q4 2004	4,353
Q1 2005	5,429
Q2 2005	6,322
Q3 2005	5,480
Q4 2005	6,720
Q1 2006	6,354
Q2 2006	7,051
Q3 2006	9,446

4.
Comment: We note that for presentation purposes you allocate a portion (page 42) representing a majority (page 28) of term license fees to product revenue based on “actual license renewal fees.” Your disclosures indicate that PCS and unspecified product upgrades are included in the term license fee. Tell us how you determined that your allocation of revenue between term license products and services is appropriate. In this regard, describe in detail why you believe that this allocation is appropriate under Rule 5-03(b)(1) of Regulation S-X when GAAP (i.e., SOP 97-2) does not allow for bifurcation due to the lack of VSOE. Clarify whether these arrangements contain a separate renewal fee for the license and the support services. If so, explain why these renewal fees are a reasonable basis for the bifurcation of the fee. Indicate whether the support fee used for term licenses correlates to the PCS renewal fee charged for perpetual licenses.

Response: Our term license arrangements are similar to our perpetual license arrangements. In both a term and perpetual license, the licensee pays an initial fee for the software, which includes first year support. In year two, the percentage rates charged for the license renewal (for a term license) and for annual support (for a perpetual license) are relatively consistent. In the second year of the arrangements, our list price is generally 18% of the initial license amount for both types of licenses.

For income statement presentation purposes, we allocate 18% of a term license arrangement to service revenue and 82% of the contract value to product revenue. As mentioned previously, the 18% represents the average rate we charge our term license customers for the annual renewals allowing the customers to continue using the software and receiving PCS. We apply this percentage consistently to all term licenses. The entire renewal fee for a term license is allocated to service revenue, consistent with the treatment of PCS renewals for perpetual licenses.

Another way to look at our term licenses is as if they are, in substance, perpetual licenses with mandatory PCS. That is, in order to continue using the licensed software, the term customer must continue renewing PCS, and our renewal rates are reflective of that model. While we view these arrangements as one year term licenses for accounting purposes and, thus, cannot establish VSOE for the PCS, we believe that the relative consistency of the pricing of the renewals provides us with a reasonable, systematic and rational method to separate the product and service revenue for presentation purposes in order to comply with Rule 5-03(b)(1) of Regulation S-X.

Forms 8-K filed on April 25, July 25 and October 23, 2006

5.
Comment: We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on April 25, July 25 and October 23, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of Release No. 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and our Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response: We believe that the columnar format of the “non-GAAP” income statements that we presented is important to investors to understand the effect that FAS 123R has on our financial statements. We believe that it adds to the comparability of those statements to prior period results that do not contain the FAS 123R expenses. In addition, paragraph 64.b. of FAS 123R requires that an entity disclose “the effect of compensation cost arising from employee share-based payment arrangements on the income statement”. We believe that the columnar format of the non-GAAP income statements provides this disclosure required by FAS 123R. Furthermore, we include within the earnings releases referenced certain non-GAAP measures, and we disclose that these statements are non-GAAP. We believe that the columnar format of the non-GAAP income statements more clearly presents the required reconciliation of the non-GAAP measures used in the earnings releases to the comparable GAAP measures. We also have a detailed disclosure at the end of each such earnings release that describes why the non-GAAP measures are included. We believe that because of the disclosure and because of the need to clearly show comparability between the current and prior periods that the columnar format of the non-GAAP operating statements is the best way to present the information to investors.

Form 10-Q for the Quarter Ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

6.
Comment: You disclose on page 13 that service revenues include support and license renewal fees. Clarify whether the license renewal fee is the portion of the term license fee that is allocated to the support services for these arrangements. If so, consider revising this discussion to clearly indicate the nature of this fee. In addition, tell us the consideration you have given to discussing the effects of term and perpetual license fees on your revenues. That is, since the term license fee represents a recurring revenue stream, indicate why you do not discuss and provide a separate analysis of the impact of this stream. For example, you may consider discussing the impact on trends of the one-time revenue effects of perpetual licenses versus the smoothing effects of term licenses.

Response: In response to the first part of your question, service revenues include the portion of the initial term license allocated to services as discussed in response 4 above as well as the renewal fee received in subsequent years. We have revised the disclosure in the Form 10-Q for the quarter ended September 30, 2006 to clearly indicate the nature of the fee. Exhibit C attached to this letter sets forth the disclosure that we have included in such Form 10-Q in response to this comment.

For an initial perpetual license, we defer an amount of service revenues based on the VSOE of the PCS and record the residual value as product revenues. In contrast, for term licenses, we record the initial license fee as 82% product revenues and 18% service revenues, which are both recognized ratably over the term of the contract, typically 12 months.

In both perpetual and term contracts, the licensee pays an initial fee for the software, which includes first year support. In year two, the percentage charged for the license renewal (for a term license) and for annual support (for a perpetual license) is similar. In the second year of the contract, we generally charge 18% of the initial license amount for both types of contracts. Therefore, the smoothing effects only apply to product revenues in the initial year, and these product revenues are affected by the mix of contract types we may enter into in a given quarter. There is no smoothing effect for either license type in year two because they are both treated similarly.

We have included language in the Form 10-Q for the quarter ended September 30, 2006 clarifying that product revenues for term licenses are recognized over time and, therefore, the mix of contracts in any given period may affect the product revenues reported. Exhibit C attached to this letter sets forth the disclosure that we have included in such Form 10-Q in response to this comment.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Christine Long, at (317) 569-4879.

Very truly yours,
/s/ Stephen R. Head
Stephen R. Head

Enclosures

cc: Tamara Tangen
   Daniel Lee

Exhibit A
Income Taxes

Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes (FAS 109), establishes financial accounting and reporting standards for the effect of income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment and ensuring that the deferred tax asset valuation allowance is adjusted as appropriate.

At the beginning of 2006, we had $42.5 million of tax net operating loss carry-forwards and $3.8 million in tax credit carry-forwards, all of which were fully reserved for financial reporting purposes. During the three months ended September 30, 2006, we recorded a tax benefit of $5.0 million to reduce the valuation allowance for the deferred tax assets. We will continue to evaluate the valuation allowance in accordance with the requirements of FAS 109.

Exhibit B
Stock-Based Compensation Expense

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 123 (revised 2004), Share-Based Payment (FAS 123R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors under our stock option plans, based on fair values. We adopted FAS 123R on January 1, 2006, which supersedes our previous accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). In addition, in March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) relating to FAS 123R, which we utilized in our adoption of FAS 123R.

We adopted FAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year. The Condensed Consolidated Financial Statements for all periods beginning January 1, 2006 reflect the impact of FAS 123R. In accordance with the modified prospective transition method, the Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123R.

With the adoption of FAS 123R, we continued to use the Black-Scholes option-pricing model as our method of valuation for share-based payment awards. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, an expected risk-free rate of return and actual and projected employee stock option exercise behaviors. If factors change and we use different assumptions for estimating stock-based compensation expense in future periods, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Exhibit C
Changes to the MD&A

Product Revenues

Product revenues can fluctuate from quarter to quarter depending on the mix of contracts sold between perpetual licenses and annually renewable licenses. The product revenue effect of perpetual licenses is that we recognize license revenue upfront, whereas for annually renewable licenses, we recognize the license revenue ratably over the term. The impact of the mix of contracts on our product revenues occurs only in the initial year of the contracts as the renewal fees received for the annually renewable licenses and the renewal support fees for perpetual contracts are all allocated entirely to services revenues.

Service Revenues

Services revenues include the portion of the initial license arrangement allocated to services revenues from annually renewable and perpetual contracts, license renewals of annually renewable contracts, and support fees for perpetual contracts, as well as professional services, education and other miscellaneous revenues.

Our support and license renewal revenues should continue to increase as we implement new customers and as existing customers continue to renew annually renewable licenses or perpetual support agreements for our applications. The actual percentage fee charged for renewal of annually renewable licenses and perpetual support agreements as compared to the initial annually renewable license fee and perpetual license, respectively, is comparable on a relative percentage basis, and therefore, the mix of these types of contracts in the future will not impact our future services revenues.